UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DEPOMED, INC.
(Exact name of registrant as specified in its charter)

California	94-3229046
(State of incorporation or organization)	(I.R.S. Employer I.D. No.)

7999 Gateway Blvd., Suite 300
Newark, California	94560
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Preferred Stock	NASDAQ Global Market Stock Exchange, Inc.

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                                                         Description of Registrant’s Securities to be Registered.

On July 12, 2015, the Board of Directors (the “Board”) of Depomed, Inc. (the “Company”) declared a dividend of one right (“Right”) for each outstanding share of the Company’s Common Stock, no par value (“Common Stock”), to shareholders of record at the close of business on July 23, 2015.  Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Fractional Share”) of Series B Junior Participating Preferred Stock, no par value (the “Preferred Stock”), at a purchase price of $105.00 per Fractional Share, subject to adjustment (the “Purchase Price”).  The description and terms of the Rights are set forth in a Rights Agreement dated as of July 12, 2015 as it may from time to time be supplemented or amended (the “Rights Agreement”) between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate certificates for the Rights (“Rights Certificates”) will be distributed.  The Rights will separate from the Common Stock and a “Distribution Date” will occur, with certain exceptions, upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the date of the announcement being the “Stock Acquisition Date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person’s becoming an Acquiring Person.  In certain circumstances, the Distribution Date may be deferred by the Board.  Certain inadvertent acquisitions will not result in a person’s becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock.  If at the time of the adoption of the Rights Agreement, any person or group of affiliated or associated persons is the beneficial owner of 10% or more of the outstanding shares of Common Stock, such person shall not become an Acquiring Person unless and until certain increases in such person’s beneficial ownership occur or are deemed to occur.  Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of the Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after July 23, 2015 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.  If any Common Stock is held in book-entry accounts through a direct registration service of the Company’s transfer agent, the associated Rights will be evidenced and transferred as set forth in the Rights Agreement.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on the date of the Company’s next annual meeting of shareholders occuring after the date of the Rights Agreement, unless earlier redeemed or exchanged by the Company as described below.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934—are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights.  All shares of Common Stock issued prior to the Distribution Date will be issued with Rights.  Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights.  Except as otherwise determined by the Board, no other shares of Common Stock issued after the Distribution Date will be issued with Rights. If the Company elects to distribute any Rights by crediting book-entry accounts, such Rights will be credits to the book-entry accounts, separate Rights Certificates will not be issued with respect to such Rights, and any legend may be placed on the relevant direct registration transaction advice instead of on a Rights Certificate.

In the event (a “Flip-In Event”) that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right.  Notwithstanding the foregoing, following the occurrence of any Triggering Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement.

In the event (a “Flip-Over Event”) that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right.  Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events.”

The number of outstanding Rights associated with a share of Common Stock, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock occurring prior to the Distribution Date.  The Purchase Price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  No fractional shares of Preferred Stock that are not integral multiples of a Fractional Share are required to be issued upon exercise of Rights and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.  Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

At any time until the time a Person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board may determine.  Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price. The Rights Plan does not prevent a shareholder from conducting a proxy contest to remove and replace the Board with directors who then vote to redeem the Rights, if such actions are taken prior to the time that such shareholder becomes an Acquiring Person.

At any time after the occurrence of a Flip-In Event and prior to a person’s becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights should not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board as long as the Rights are redeemable.  Thereafter, the provisions of the Rights Agreement other than the redemption price may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

In connection with the Rights Agreement, the Company filed a Certificate of Determination with the Secretary of State of the State of California on July 13, 2015 with respect to the Series B Junior Participating Preferred Stock setting forth the terms of the Preferred Stock issuable upon exercise of the Rights.

The Rights will have certain anti-takeover effects.  The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board.  As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s shareholders.  The Rights may also have the effect of assuring that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium.  Because the Board can redeem the Rights or amend the Rights Agreement, the Rights should not interfere with a merger or other business combination approved by the Board.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as Exhibit 4.1 to this Registration Statement on Form 8-A.  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.                                                         Exhibits.

4.1                               Rights Agreement dated as of July 12, 2015 between Depomed, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series B Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DEPOMED, INC.

Date: July 13, 2015	By:	/s/ Matthew M. Gosling
	Name:	Matthew M. Gosling
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1

Rights Agreement dated as of July 12, 2015 between Depomed, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series B Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock